================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------
                                  VIRAGE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------
          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   92763Q-10-6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)
                               -------------------
                                ALFRED J. CASTINO
                             VICE PRESIDENT, FINANCE
                           AND CHIEF FINANCIAL OFFICER
                                  VIRAGE, INC.
                            177 BOVET ROAD, SUITE 520
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 573-3210
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)
                               -------------------
                                   COPIES TO:
                             MARK A. BERTELSEN, ESQ.
                              JOSE F. MACIAS, ESQ.
                            MELISSA V. HOLLATZ, ESQ.
                               VALERIE T. HO, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                            CALCULATION OF FILING FEE


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 TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
        $4,210,000                                      $842
================================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,760,250 shares of common stock of Virage, Inc. having an aggregate value of $4,210,000 as of January 1, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                          Amount Previously Paid: Not Applicable
                          Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                          Date filed: Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

        [ ]     third-party tender offer subject to Rule 14d-1.

        [X]     issuer tender offer subject to Rule 13e-4.

        [ ]     going-private transaction subject to Rule 13e-3.

        [ ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 7, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Virage, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 177 Bovet Road, Suite 520, San Mateo, California 94402. The telephone number of its principal executive office is (650) 573-3210. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Virage") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain of its employees to exchange certain options to purchase shares of the Company's Common Stock, par value $0.001 per share, that are outstanding under the Virage, Inc. 1997 Stock Option Plan (the "1997 Plan") and with an exercise price equal to or greater than $5.00 per share, for new options to purchase Common Stock that will be granted under the 1997 Plan (the "New Options") upon the terms and subject to the conditions described in (a) the Offer to Exchange, (b) the Memorandum from Alfred J. Castino, dated January 7, 2002 and attached hereto as Exhibit (a)(1)(B), (c) the Election Form attached hereto as Exhibit (a)(1)(C), (d) the Notice to Withdraw from the Offer attached hereto as Exhibit (a)(1)(D) (collectively, as they may be amended from time to time, the "Offer"), and (e) the form of Promise to Grant Stock Option(s) attached hereto as Exhibit (a)(1)(E). Eligible participants will receive one share subject to New Options for each share subject to the options tendered. Employees are eligible to participate in the Offer if they are employees of the Company or one of the Company's subsidiaries as of the date the Offer commences and remain employees through the date on which the tendered options are cancelled, but only if they are residents of the United States or the United Kingdom or are employed by subsidiaries of the Company located in those countries and are subject solely to the tax laws in those countries. In order to receive New Options, a participant must remain an eligible employee as of the date the New Options are granted. In addition, certain affiliates of the Company, including members of the Board of Directors, and executive officers of the Company listed on Schedule B to the Offer to Exchange, are not eligible to participate in the Offer. As of January 1, 2002, there were options to purchase 6,964,428 shares of the Company's Common Stock outstanding. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 9 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The Company is the filing person. The information set forth under
Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of Options; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Tax Consequences for Employees Who are Tax Residents in United Kingdom"), Section 16 ("Extension of Offer; Termination; Amendment") and Section 17 ("Fees and expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

        (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Options") and Section 17 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 7 ("Conditions to the Offer") is incorporated herein by reference.

        (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule C ("Beneficial Ownership Table") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Schedule D ("Securities Transactions") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth (i) in the Offer to Exchange under Section 10 ("Information Concerning Virage"), Section 18 ("Additional Information") and
Section 19 ("Financial Information"), (ii) on pages 34 through 55 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2001 and (iii) on pages two through twelve of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, is incorporated herein by reference, and is available over the Internet at the World Wide Web site of the Securities and Exchange Commission at http://www.sec.gov.

        (b) Not applicable.

        (c) The information set forth in the Offer to Exchange under Section 19 ("Financial Information") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b) Not applicable.

ITEM 12. EXHIBITS.

        (a)  (1)(A) Offer to Exchange, dated January 7, 2002.

                (B) Memorandum from Alfred J. Castino, dated January 7, 2002.

                (C) Election Form.

                (D) Notice to Withdraw from the Offer.

                (E) Form of Promise to Grant Stock Option(s).

                (F) Virage, Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 20, 2001 and incorporated herein by reference.

                (G) Virage, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 9, 2001 and incorporated herein by reference.

        (b) Not applicable.

        (d) (1) Virage, Inc. 1997 Stock Option Plan, as amended, and form of agreement thereunder.

             (2) Virage, Inc. 1997 Stock Option Plan Prospectus.

        (g) Not applicable.

        (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.




                                          VIRAGE, INC.


                                          By:    /s/ ALFRED J. CASTINO
                                                 ----------------------------
                                          Name:  Alfred J. Castino
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer


Date: January 7, 2002

                                INDEX TO EXHIBITS



                                  EXHIBIT INDEX



    EXHIBIT
     NUMBER                               DESCRIPTION
     ------                               -----------
   (a)(1)(A)      Offer to Exchange, dated January 7, 2002.

   (a)(1)(B)      Memorandum from Alfred J. Castino, dated January 7, 2002.

   (a)(1)(C)      Election Form.

   (a)(1)(D)      Notice to Withdraw from the Offer.

   (a)(1)(E)      Form of Promise to Grant Stock Option(s).

   (a)(1)(F) Virage, Inc. Annual Report on Form 10K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange
                  Commission on June 20, 2001 and incorporated herein by reference.

   (a)(1)(G) Virage, Inc. Quarterly Report on Form 10Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 9, 2001 and incorporated herein by reference.

   (d)(1) Virage, Inc. 1997 Stock Option Plan, as amended, and form of agreement hereunder.

   (d)(2)         Virage, Inc. 1997 Stock Option Plan Prospectus.